Exhibit 21.1

List of Subsidiaries of Despegar.com, Corp.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Decolar.com Inc.	Delaware, United States of America

Despegar.com USA, Inc.	United States of America

Despegar.com.ar S.A.	Argentina

Decolar.com Ltda.	Brazil

Despegar.com Chile SpA.	Chile

Despegar Colombia S.A.S.	Colombia

Viajes Despegar.com O.N.L.I.N.E. S.A.	Costa Rica

DespegarEcuador S.A.	Ecuador

Despegar.com México S.A. de C.V.	México

Despegar Servicios S.A. de C.V.	México

Despegar.com Perú S.A.C.	Peru

Travel Reservations S.R.L.	Uruguay

Holidays S.A.	Uruguay

Servicios Online 3351 de Venezuela C.A.	Venezuela

Despegar.com, Panama S.A.	Panama